       1                                                EXHIBIT O
                                                        Proposed Notice
                                                        Pursuant to Rule 22(f)
(Release No. 35-     )

FILINGS UNDER THE PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 ("ACT")

September    , 1995

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
October    , 1995 to the Secretary, Securities and Exchange Commission,
Washington, DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
____________________________________


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Consolidated Natural Gas Company, et. al. (70-     )
___________________________________________________

	Consolidated Natural Gas Company ("CNG"), CNG Tower, 625 Liberty Avenue, Pittsburgh, Pennsylvania, 15222-3199, a registered holding company, and CNG's wholly-owned subsidiaries, CNG Energy Services Corporation ("Energy Services"), CNG Power Company ("CNG Power") and CNG Special Products and Services, Inc.
("CNG Special Products"), One Park Ridge Center, P.O. Box 15746, Pittsburgh, Pennsylvania 15244-0746, have filed an application- declaration pursuant to Sections 9, 10, and 12 of the Act and Rule 45 thereunder.
	Consolidated and its wholly-owned subsidiaries, Energy Services and CNG Power, request various authorizations to effect a restructuring of a group of companies in the Consolidated Natural Gas System ("CNG System" or "System") which are in the non-utility energy business. This would move the CNG System independent power companies and other non-utility energy related companies, other than the current System transmission, production and hub companies, to become direct or indirect subsidiaries of Energy Services. The resulting configuration would cause this part of the CNG System (the "Energy Services Group") to conform with its managerial reporting structure.
	The Application also seeks an enhancement of the current authorization of the non-utility part of the CNG System so that it may engage in a broader spectrum of energy related businesses than that in which Energy Services can now engage. This would allow the System to compete more effectively in the rapidly changing non-utility energy industry. To accomplish this end, Consolidated seeks broadened authority for Energy Services and authority to form one or more new subsidiaries to engage in such non-utility energy services.
	The restructuring of the Energy Services Group would be effected through the following steps


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	(1) CNG LAKEWOOD, INC.  CNG Lakewood, Inc. ("CNG Lakewood") is
currently a wholly-owned subsidiary of CNG Power Services Corporation ("CNG Power Services"), which has exempt wholesale generator ("EWG") status under Section 32 of the Act. CNG Lakewood owns a 1% general partnership interest in Lakewood Cogeneration L.P. ("Lakewood Partnership"), which is also an EWG. CNG Power owns a 34% limited partnership interest in Lakewood Partnership and had owned all of the outstanding common stock of CNG Lakewood now held by CNG Power Services. It is proposed to transfer the issued and outstanding shares of common stock of CNG Lakewood from CNG Power Services back to CNG Power as part of a liquidating dividend from CNG Power Services to Consolidated and a subsequent capital contribution by Consolidated of such stock to CNG Power. This would result in CNG Power having ownership of all independent power production entities in the CNG System. Subsequent to the transfer by CNG Power Services to Consolidated of the CNG Lakewood stock, CNG Power Services may (i) continue to function as a power marketer (even though relinquishing its EWG status) either by remaining a direct subsidiary of Consolidated or by becoming a subsidiary of Energy Services through a capital contribution by Consolidated to Energy Services of all of the outstanding common stock of CNG Power Services, (ii) ultimately conclude its current power marketing business, including transferring that portion of its business that is assignable to Energy Services, after which CNG Power Services would be dissolved, or (iii) merge with Energy Services, with the latter company succeeding to all the rights and liabilities of CNG Power Services' power marketing business.

     (2) CNG SPECIAL PRODUCTS AND SERVICES, INC. In order to have CNG Power's activities concentrated in independent power production, it is proposed to move the present Liquids, Technical Products and Natural Gas Vehicle Divisions of CNG Power to CNG Special Products. This would be effected through a dividend of the assets of such divisions to Consolidated, with subsequent transfer of the same to CNG Special Products through sequential contributions of capital by Consolidated and Energy Services.

	(3) CNG POWER COMPANY. All of the issued and outstanding shares of common stock of CNG Power are owned by Consolidated. These shares would be transferred as a capital contribution to Energy Services, thereby making CNG Power a wholly-owned subsidiary of Energy Services.

	(4) CNG MARKET CENTER SERVICES, INC. All of the issued and outstanding shares of common stock of CNG market Center Services, Inc., ("CNG Market Center") are owned by CNG Power. As part of the movement of CNG Power from being a direct subsidiary of Consolidated to being a direct subsidiary of Energy Services, CNG Power will transfer as a dividend to Consolidated its ownership of all of the issued and outstanding shares of common stock of CNG Market Center.

	(5) CNG STORAGE SERVICE COMPANY. All of the issued and outstanding common stock of CNG Storage Service Company ("CNG Storage") would be transferred by Consolidated as a capital contribution to Energy Services, thereby making CNG Storage a wholly-owned subsidairy of Energy Services.

	Request is made for authority through December 31, 2000 for Energy Services to acquire interests in a significantly wider spectrum of activities in conducting its business as a non-utility energy company. Specifically, Energy Services requests to engage in the following core energy related activities ("Core Activities"). Request is also made for Consolidated to form new, directly owned subsidiaries to engage in the Core Activities if Consolidated deems it appropriate to have such directly owned subsidiaries rather than Energy Services engage in such businesses.

(1) energy conservation and demand-side management;

(2) electrotechnologies and commercial applications thereof that are related to conservation of energy, improved energy efficiency, energy storage, greenhouse gas reductions, and similiar activities;

(3) manufacture, conversion, sale and servicing of electric and compressed natural gas powered vehicles and refueling/recharging infrastructure;


(4) sales, leasing, servicing and financing of electric and gas utilizing equipment for residential, commercial and industrial purposes;

(5) brokering and marketing of energy related commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels;

(6) production, conversion, and distribution of thermal energy products (e.g., process steam, heat, hot water, chilled water, air conditioning, and the like), alternative fuels, and renewable energy resources;

(7) the sale of technical, operational, management, and other similar kinds of services and expertise to unaffiliated foreign and domestic companies and governmental authorities in such areas as power plant and transmission system design; gas exploration, development, transmission or storage system design; construction, maintenance and operation; and fuel procurement, delivery and management; environmental licensing, testing and remediation;

(8) investment in and operation of "qualifying facilities" within the meaning of the Public Utility Regulatory Policies Act of 1978, (Pub. L 95-617) ("PURPA"), and facilities that are necessary or incidental thereto, including thermal energy utilization facilities purchased or constructed primarily to enable the "qualifying facility" to satisfy the useful thermal output requirements under PURPA;

(9) investment in and development, construction, lease and sale of components of power plants or gas system facilities, such as fuel handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities, provided that the foregoing shall not include investment in facilities for the generation, transmission or distribution of electric energy or distribution of natural or manufactured gas;


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(10) exploration, development, production, gathering, transportation, manufacturing, processing, storage and sale of natural or artificial gas, propane and associated and non-associated petroleum products;

(11) the development, production, marketing and financing of applications, technologies, products, and services that have been developed in a core energy business; and

(12) such other activities and investments as the Commission may, from time to time, upon application under Section 10 of the Act designate as "Core Activities."

	The aggregate dollar amount of investment in Core Activities by Consolidated and/or Energy Services and/or their respective direct or indirect subsidiaries during the period ending December 31, 2000 pursuant to an authorization in this proceeding will not exceed $500,000,000, which is approximately 15% of Consolidated's current capitalization. The following will not be included in the calculation of the amount available for additional investments under the $500,000,000 dollar limitation: (i) investments made to acquire interests in jointly owned entities pursuant to the authorization granted in Commission order dated July 26, 1995, HCAR No. 26341, File No. 70-8621, (ii) investments made in a business after an "establishment period" of two years from the initial acquisition of an interest in such business pursuant to the authorization granted in this proceeding, after which time the exemption allowed for non-utility subsidiaries under Rule 52, as amended by HCAR No. 26311, dated June 20, 1995, would apply, and (iii) investments for which there is no recourse, directly or indirectly, to Consolidated

	It is also requested that Consolidated and/or Energy Services be permitted to engage in Core Activities through formation of, and investments in, any direct or indirect subsidiary company or affiliate which derives or will derive substantially all of its revenues from Core Activities (a "Core Activity
Company") and which is not:

     (1) a holding company,

	(2) a public utility company,

	(3) an exempt wholesale generator,

	(4) a foreign utility company,

	(5) a company which is engaged primarily in the business of performing services or construction for or selling goods to associate public utility companies, or

	(6) a company (other than the registered holding company) controlling, directly or indirectly, any company specified in paragraphs (1) through
	    (5) above if the investment is to be
	    made in a company specified in such paragraphs.

	Consolidated and Energy Services request an exemption from Section 9(a), pursuant to Section 9(c)(3) of the Act, and 12(b) so that they may, without the need to apply for or obtain an order of the Commission, acquire the securities of and/or make capital contributions and other advances to any Core Activity Company described above in order to finance the business of such subsidiary or affiliate, provided that Consolidated has a long-term debt rating of investment grade as established by at least one nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)2(vi)(F) under the Securities Exchange Age of 1934 ("1934 Act")).

____________________________________

          Authorization is also requested for an exemption under Section 13(b) of the Act for Core Activity Companies to obtain services at market based rates from other non-utility companies in the CNG System.

          For the Commission, by the Division of Investment Management,

pursuant to delegated authority.


                                            Jonathan G. Katz
                                            Secretary